Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

UNBRIDLED ENERGY ANNOUNCES SALE OF JOINT

VENTURE INTEREST TO CANADIAN PHOENIX RESOURCES CORP.

CALGARY and PITTSBURGH · March 18, 2009 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (the “Company”) announces that it has completed the sale to Canadian Phoenix Resources Corp. (“Canadian Phoenix”, formerly Arapahoe Energy Corporation) of the Company’s 50% interest in a joint venture with Canadian Phoenix relating to petroleum and natural gas rights on the Tsuu T’ina First Nation Reserve (or Sarcee Reserve) located immediately SW of Calgary, Alberta (the “Sarcee Joint Venture Agreement”) for CDN$1.1 million. The Company acquired its interest in the Sarcee Joint Venture Agreement in March 2006. As part of the transaction, the Company has been relieved of any further liability for past, existing and future liabilities of the Joint Venture, including all liabilities with respect to the lands, including reclamation of lands, that were the subject matter of the Joint Venture.  Receipt of the cash improved the Company’s cash position, and the Company now has over CDN$2.8 million in its bank accounts to pursue development of the Company’s properties in Alberta and in the United States.

For more information, please contact Brad Holmes, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

UNBRIDLED ENERGY CORP.

Joseph H. Frantz, Jr.

President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.